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                                                                 Exhibit (a)(13)


              GARTNERGROUP ANNOUNCES 5 PERCENT WORKFORCE REDUCTION
                COMPANY FOCUS ON E-BUSINESS DRIVES REORGANIZATION

Stamford, Conn. - August 24, 1999 - Gartner Group, Inc. (NYSE: IT), the world's leading authority on information technology (IT), today announced a reduction in its workforce aimed at refocusing resources on the company's newly launched GartnerE initiative.

The company reduced its staff by approximately 175 people and now has 3,245 employees worldwide. Reductions took place throughout North and Latin America, Asia/Pacific and Europe. The move decreases staff by five percent.

In late July, GartnerGroup introduced a comprehensive GartnerE initiative which included the launch of 33 products and services covering the full spectrum of issues driving e-business. Additional GartnerE product and service launches are planned throughout fiscal 2000. The Company will focus its hiring efforts on positions that best meet the needs of the restructured organization, and anticipates hiring specialized e-business personnel as it ramps up its GartnerE product suite.

GartnerGroup anticipates that a one-time charge will be taken related to severance, benefits and outplacement services associated with the workforce reduction. In addition, the company's board of directors has approved a special one-time cash incentive plan designed to enhance retention of key personnel. The impact of these two strategic actions will result in one-time charges of approximately $19 million to $22 million in the fourth quarter of fiscal 1999. Additional charges related to the special incentive plan of approximately $5 million to $7 million, and $11 million to $13 million, will be taken in the Company's first and second quarters of fiscal 2000, respectively.

"While these reductions in personnel are difficult, they are also necessary as we respond to client demand for our e-business expertise," said William T. Clifford, GartnerGroup's President and CEO. "Our emerging e-business capabilities complement our core IT foundation to ensure the long-term positioning of GartnerGroup as the world's leading authority on IT."

About GartnerGroup

As the world's leading authority on IT, GartnerGroup provides clients with a wide range of products and services in the areas of IT advisory services, measurement, research, decision support, analysis and consulting. Founded in 1979, with headquarters in Stamford, Conn., GartnerGroup is at the center of a global community serving Fortune 1000 companies from 80 locations worldwide. GartnerGroup's unique capabilities and resources help bring clarity to the direction of the world's hottest and most volatile industry. Additional information about the company is available on the World Wide Web at www.gartner.com.

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